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Exhibit (e)(11)

Third Amendment to the AMX Corporation
1996 Employee Stock Purchase Plan

1.
On September 12, 1995, AMX Corporation, a Texas corporation, (the "Company"), adopted the AMX Corporation 1996 Employee Stock Purchase Plan (the "Plan"), as amended by that certain First Amendment to the Plan as adopted by the Board of Directors on July 17, 2001, and as amended by that certain Second Amendment to the Plan as adopted by (a) the Board of Directors on July 17, 2001, and (2) by the shareholders on August 22, 2001. The Company's desires to further amend the Plan as set forth herein.

2.
Section 12(a) of the 1996 Employee Stock Purchase Plan is hereby amended and restated in its entirety as follows:

  12.
  Stock

(a)
The maximum number of shares of the Company's Common Stock that shall be made available for sale under the Plan shall be 750,000 shares (such number has been determined after the September 1995 Stock Split), subject to adjustment as provided in Section 18 hereof. If on a given Exercise Date the number of shares of Common Stock with respect to which Options are to be exercised exceeds the number of shares of Common Stock then available under the Plan, the Administrative Committee shall make a pro rata allocation of the shares remaining available for purchase in as uniform and nondiscriminatory a manner as shall be practicable and as it shall determine to be equitable and in compliance with Section 423 of the Code. The payroll deductions of each Participant shall be refunded to the extent they are in excess of the Purchase Price of the shares of Common Stock allocated to such Participant.

3.
The remaining terms and provisions of the Plan shall continue in full force and effect.

4.
This Third Amendment to the Plan was adopted by the (a) Board of Directors on June 25, 2003 and (b) the shareholders on August 21, 2003.

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Third Amendment to the AMX Corporation 1996 Employee Stock Purchase Plan